Exhibit 12.2

PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended
	September 30,		Years Ended December 31,
	2010		2009		2008		2007		2006		2005
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$(76,855)		$226,896		$223,618		$265,308		$275,339		$233,900
AFUDC - equity	(10,213)		(4,177)		(2,627)		(1,351)		(7,978)		(3,800)
AFUDC - debt	(12,485)		(9,214)		(8,610)		(12,614)		(15,874)		(9,493)
Total	$(99,553)		$213,505		$212,381		$251,342		$251,487		$220,607
Fixed charges:
Interest expense	$231,726		$211,742		$203,402		$219,120		$184,859		$174,458
Other interest	10,213		4,177		2,627		1,351		7,978		3,800
Portion of rentals representative of the interest factor	7,239		10,212		11,775		9,199		9,151		5,234
Total	$249,178		$226,131		$217,804		$229,670		$201,988		$183,492
Earnings available for combined fixed charges	$149,625		$439,636		$430,185		$481,012		$453,475		$404,099

Ratio of Earnings to Fixed Charges	--	1	1.94	x	1.98	x	2.09	x	2.25	x	2.20	x

1) The ratio of earnings to fixed charges was less than 1:1 for the twelve months ended September 30, 2010 due to the unrealized loss on derivative instruments of $234.2 million during the same period. Additional earnings of $99.6 million would have been needed to achieve a coverage ratio of 1:1.